EXHIBIT 99.12

Wardrop
CONSENT of EXPERT

Reference is made to the Annual Report on Form 40-F/A (the “40-F/A”) of Entree Gold Inc. (the “Company”) to be filed with the United States Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended.

 We do hereby consent to the use of and reference to our name for the Ann Mason Technical Report dated January 26, 2010, under the heading “Material Mineral Properties – Ann Mason Property” in the Company’s Amended and Restated Annual Information Form for the year ended December 31, 2009, dated November 2, 2010, and in the 40-F/A.

Sincerely,

/s/ Brent  Thompson

Name:  Brent Thompson

Title:  Senior Vice President, Mining Division

Company:  Wardrop